CORPORATE, EARNINGS Ferrovial delivers strong H1 2025 results, net profit jumps 30% to €540 million ● Highways in North America saw robust revenue and EBITDA growth ● Construction order book reached all-time high of €17.3 billion Amsterdam, July 29, 2025 - Ferrovial, a leading global infrastructure company, closed the first half of 2025 with solid growth, supported by strong performance in all business divisions. Both revenue and adjusted EBITDA increased, mainly driven by U.S. highways and Construction. “We saw substantial growth in the first half of the year with strong performance across our North American assets. Our highways provide much needed capacity in growing areas and through targeted offers we aim to address customer preferences. Additionally, our Construction order book reached an all-time high, and the division reported improved profitability, in line with our long-term target. Looking ahead, we see an attractive pipeline of North American assets that continue to deliver value to all stakeholders,” said Ignacio Madridejos, Ferrovial CEO. Adjusted EBITDA amounted to €655 million in the first half of 2025, a 9.2% increase year over year in like-for- like terms, while revenue totaled €4.5 billion, a 5% growth in like-for-like terms, boosted by substantial growth across the board. Net profit amounted to €540 million, compared to €414 million one year earlier, thanks to capital gains from assets rotation. Ferrovial closed the first half of the year with a solid financial position, with liquidity of €3.7 billion and consolidated net debt of -€223 million, excluding infrastructure projects in both cases. During this period, the company completed the sale of a 50% stake in AGS Airports for €533 million and received €323 million in dividends from projects. Ferrovial closed the acquisition of a 5.06% stake in the 407 ETR for €1.3 billion, and allocated €334 million to shareholder distributions and €244 million to equity injections in the New Terminal One (NTO) at JFK International Airport. Operating results The Highways division’s revenue grew 14.9% in like-for-like terms to €676 million, driven by solid growth in North America, where the company received €240 million in dividends. U.S. Express Lanes reported robust revenue per transaction growth, significantly outpacing inflation. In Canada, 407 ETR showed outstanding performance during the first half, with double-digit EBITDA growth, despite adverse weather conditions and the Schedule 22 payments for 2025. The Construction division achieved a 3.5% adjusted EBIT margin, showing an improvement compared to the same period last year and in line with the company’s long-term objectives. Order book reached a new all-time high of €17.3 billion. North America accounted for 45%, Poland 23% and Spain 13%. In the Airports division, the NTO progressed within expectations, with construction progress reaching 72%. As of July 29, NTO has reached 21 airline agreements, with 13 executed contracts and eight letters of intent. In addition, NTO concluded the refinancing process in July by issuing green bonds close to USD 1.4 billion.

PRESS RELEASE

ferrovial

Conference call information

Ferrovial will host a conference call on July 30 at 15:00 CEST / 9:00 a.m. EDT to discuss H1 financial results. To access the earnings call, click here or visit https://ferrovial.com/ir-shareholders

KEY FIGURES
(Million euro)

	H1 2025	H1 2024	Change [1/2]
Revenue	4,469	4,267	5.0%
Adjusted EBITDA[2]	655	603	9.2%
Adjusted EBIT[2]	431	385	12.2%

	H1 2025	Dec 2024
Consolidated net debt[2]	6,951	6,061
Net debt, excluding infrastructure projects[2]	-223	-1,794

	H1 2025	Dec 2024	Change [1/2]
Construction order book[1/2]	17,265	16,755	9.4%

(1) In like-for-like terms
(2) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2025 results report.

HIGHWAYS: PERFORMANCE H12025 VS H12024

	Change	
	Traffic	Rev/Transaction
NTE	-4.8%	13.5%
LBJ	1.3%	8.8%
NTE 35W	3.9%	9.2%
I-77	1.4%	23.8%
I-66	5.5%	22.5%

*Vehicle kilometers travelled Forward-Looking Statements This press release contains forward-looking statements. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by the Company and certain other sources with respect to the Company’s financial position, business strategy, plans, and objectives of management for future operations, dividends, capital structure, as well as statements that include the words “expect,” “aim,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements may reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and may be impossible to predict. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and business divisions; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; the impact of competitive pressures in our industry and pricing, including the lack of certainty and costs in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us, including, but not limited to, volatility or increases in inflation rates, rates of interest and exchange rates fluctuations, increased costs and availability of materials, and other ongoing impacts resulting from circumstances including changes in tariff regimes, the Russia/Ukraine conflict and the Middle East conflict; the fact that our business is derived from a small number of major projects; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; statements with respect to our ability to fund future dividends or other distributions, and distribution processes and timelines; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands, including changing expectations in connection with sustainability and ESG matters; our legal and regulatory risks given that we operate in highly regulated environments, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the impacts of accidents or other incidents at our project sites and facilities; physical and transitional risks in connection with the impacts of climate change; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; risk associated with the international nature of our business and operations; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; risks related to our holding company structure and from our joint venture and partnership operations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2024 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this presentation speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements Change VKT* Rev/Trip 407 ETR 4.1% 15.5%

contained in this presentation, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. In addition, certain industry data and information contained in this presentation has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to the accuracy or completeness of such data and information. Other than as specified, the information contained in this press release has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index), and strives to conduct all of its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002. For further information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Investor Relations: Europe Isabel Muñoz +34 660528832 mimunoz@ferrovial.com North America Rebecca Rountree +1 512 568 5015 rrountree@ferrovial.com ir@ferrovial.com